As filed with the Securities and Exchange Commission on November 19, 1996
                                                  Registration No. 333-________
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               PAN AM CORPORATION
             (Exact name of registrant as specified in its charter)

          FLORIDA                                                65-0450311
-------------------------------                             -------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                              Identification No.)

                              9300 N.W. 36TH STREET
                              MIAMI, FLORIDA 33178
                                 (305) 873-3877
          (Address of principal executive offices, including zip code)

                        ---------------------------------

                               JOHN J. OGILBY, JR.
                              9300 N.W. 36TH STREET
                              MIAMI, FLORIDA 33178
                                 (305) 873-6039
                 (Name, address and telephone number, including
                        area code, of agent for service)

                                 WITH A COPY TO:
                           TEDDY D. KLINGHOFFER, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130
                                 (305) 789-3200

        Approximate date of commencement of proposed sale to the public:
 as soon as practicable after the effective date of the Registration Statement.

                        ---------------------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                    PROPOSED                   PROPOSED
                                                                     MAXIMUM                    MAXIMUM                  AMOUNT OF
        TITLE OF SECURITIES             AMOUNT TO BE             OFFERING PRICE                AGGREGATE               REGISTRATION
         TO BE REGISTERED                REGISTERED               PER SHARE (1)            OFFERING PRICE(1)              FEE (1)
-----------------------------------------------------------------------------------------------------------------------------------
      Common Stock, par value             250,000                      $9.81                      $2,452,500             $743.18
         $.0001 per share                  shares
===================================================================================================================================

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(g) on the basis of the average of the high and low prices of the Common Stock as quoted on the AMEX on November 14, 1996.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON
         SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS
         EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER
         AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
         STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
         WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE
         AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
         MIGHT DETERMINE.
-------------------------------------------------------------------------------
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



              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1996

PROSPECTUS
                                 250,000 SHARES
                               PAN AM CORPORATION
                                  COMMON STOCK


         This Prospectus relates to (i) the offering by Pan Am Corporation (f.k.a. "Frost Hanna Mergers Group, Inc.") (the "Company") of up to 250,000 shares (the "Shares") of common stock, par value $.0001 per share, of the Company ("Common Stock"), issuable by the Company upon the exercise of outstanding warrants and options (the "Warrants"), and (ii) the offering of the Shares received upon exercise of such Warrants from time to time by those certain security holders named herein (the "Selling Shareholders"). See "Selling Shareholders and Plan of Distribution." Unless the context indicates otherwise, the "Company" refers to Pan Am Corporation and its subsidiaries.

         The Selling Shareholders have advised the Company that they may exercise the Warrants and sell all or a part of the Shares in transactions on the American Stock Exchange (the "AMEX"), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through agents, dealers or underwriters designated from time to time and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom they may act as agent or to whom they may sell as principals, or both. See "Selling Shareholders and Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares. The Company will receive proceeds upon the exercise of the Warrants, but will bear all expenses of the offering hereunder other than underwriter discounts, concessions or commissions incurred, if any, in connection with the sale of the Shares.

         The Common Stock is quoted on the AMEX under the symbol "PAA." On November 14, 1996, the closing sale price of the Common Stock on the AMEX was $9.9375 per share.

         INVESTMENT IN THE COMPANY'S COMMON STOCK IS
         SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS ON PAGE 5."
                            ------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                The date of this Prospectus is November __, 1996.

                                TABLE OF CONTENTS


                                                         PAGE
                                                         ----
Available Information...................................    2
Information Incorporated by Reference...................    3
The Company.............................................    4
Risk Factors............................................    5
Use of Proceeds ........................................   12
Selling Shareholders and Plan of Distribution...........   12
Legal Matters...........................................   13
Experts.................................................   13


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy and information statements and other information, with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act, relating to its business, financial statements and other matters. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, N.Y. 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information is also available on the internet at http;//www.sec.gov

         This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the SEC with respect to the securities to which the Prospectus relates, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement including the exhibits thereto, which may be inspected at the above referenced public reference facilities of the SEC. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

         The Common Stock is listed on the AMEX and reports and proxy statements and other information concerning the Company also can be inspected at the offices of the AMEX at 86 Trinity Place, New York, New York 10006.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents previously filed with the SEC by the Company are incorporated herein by this reference:

                  (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, filed with the SEC on March 29, 1996.

                  (2) The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996, filed with the SEC on May 15, 1996.

                  (3) The Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1996, filed with the SEC on August 14, 1996.

                  (4) The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, filed with the SEC on November 14, 1996.

                  (5) The Company's Current Report on Form 8-K, dated September 23, 1996, filed with the SEC on October 8, 1996.

                  (6) The Company's Current Report on Form 8-K, dated October 14, 1996, as amended, filed with the SEC on October 18, 1996.

                  (7) The description of the Company's common stock, par value $.0001 per share, contained in the Company's Registration Statement on Form SB-2, declared effective on March 21, 1994 (Registration No. 33-73428-A).

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and made a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO PAN AM CORPORATION, 9300 N.W. 36TH STREET, MIAMI, FLORIDA 33178, ATTENTION: JOHN J. OGILBY, JR., TELEPHONE (305) 873-6039.

                                   THE COMPANY

         The Company was formed in October 1993 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating business (an "Acquired Business") which the Company believed had growth potential. In March 1994, the Company successfully consummated its initial public offering from which it derived net proceeds of approximately $10,142,000 (the "Net Proceeds"). Approximately 80% of the Net Proceeds was held in escrow pending the consummation of a Business Combination and was released to the Company upon consummation of the merger (the "Merger") of PA Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of the Company (the "Sub"), with and into Pan American World Airways, Inc., a Florida corporation ("PAWA"), on September 23, 1996, the terms of which are described below.

         On March 13, 1996, the Company, PAWA and Sub entered into a definitive agreement (the "Acquisition Agreement"), providing for, among other things, the Merger of Sub with and into PAWA with PAWA becoming a wholly-owned subsidiary of the Company. PAWA was a newly organized corporation established to operate a new low fare, full service airline under the "Pan Am" name, serving selected long-haul routes between major United States cities. Upon consummation of the Merger on September 23, 1996, among other things, (i) each outstanding share of common stock of PAWA (the "PAWA Common Stock") was converted into one share of Common Stock, and as a result, the Company issued an aggregate of approximately
7.5 million shares of its Common Stock to the owners of all of the issued and outstanding shares of PAWA Common Stock which constituted approximately 69% of the then outstanding shares of the Common Stock, without giving effect to the issuance of approximately 1.8 million shares of Common Stock issuable, subsequent to the Merger, upon the exercise of certain warrants and options;
(ii) each outstanding option, warrant, or other right to purchase PAWA Common Stock was converted into a right to acquire shares of Common Stock with the terms and conditions of vesting, the number of shares of common stock subject thereto and the exercise price thereof remaining the same; and (iii) the Company name was changed to "Pan Am Corporation."

         The Merger was treated, for accounting purposes, as a capital transaction equivalent to the issuance of stock by PAWA for FH's net monetary assets, accompanied by a recapitalization of PAWA.

         The Company's principal executive offices are located at 9300 N.W.
36th Street, Miami, Florida 33178, and its telephone number is (305) 873-6039. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "Information Incorporated by Reference."

                                  RISK FACTORS

         An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company and its business prospects.

RISKS RELATING TO THE COMPANY

         DEVELOPMENT STAGE ENTERPRISE. The Company is a development stage enterprise that has devoted substantially all its efforts since inception to establishing its business. The Company has only recently commenced airline operations and has minimal revenues to date and there is no assurance that it will be able to increase its revenues significantly. Prior to commencement of its airline operations, Pan Am incurred significant expenses while developing and implementing its systems, standards and procedures for its operation. Pan Am will continue to incur such expenses while it continues to attract customers and increase its revenues. Neither the Company nor PAWA is a successor to nor should the Company or PAWA be confused with Pan American World Airways, Inc., a New York corporation ("Former PAWA"), which ceased operations in 1991. The rights and obligations of the Former PAWA were discharged in bankruptcy. As part of the bankruptcy proceedings, PAWA indirectly purchased the various "Pan Am" trade names, trademarks and other intellectual property rights previously owned by the Former PAWA. In addition, certain of the Company's employees, including Mr. Martin Shugrue, President and Chief Executive Officer of the Company, were once employed by the Former PAWA. However, the Company has no other association with the Former PAWA.

         NEED FOR ADDITIONAL FINANCING; LIMITED OPERATING REVENUES. The Company's business is capital intensive, and the Company's capital requirements are expected to increase significantly in connection with the continued development of its airline operations. The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its current working capital, the proceeds from the Merger, anticipated proceeds from a certain advance relating to future ticket sales and projected cash flow from operations will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of the Merger. In the event the Company's plans change or its assumptions change or prove to be inaccurate, or if the proceeds from the Merger, such anticipated advance or projected cash flow prove to be insufficient, the Company may be required to seek additional financing or curtail its growth activities. To the extent the Company incurs indebtedness, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. The Company has no current arrangements with respect to, or sources of, additional financing and it is not anticipated that existing shareholders of the Company will provide any portion of the Company's future financing requirements. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all.

         OPERATING PLAN. The Company's success will depend primarily on the extent to which its assumptions as to future revenues and costs prove to be correct. Those assumptions are based on the management of the Company's knowledge and experience and on historical industry data available from government sources. No independent market studies have been conducted concerning the extent to which travelers would use the Company's proposed airline services, nor are any such studies planned. Although many of the Company's managerial and supervisory personnel have had substantial airline industry experience and some have worked together in the past, the Company has virtually no operating history. The Company's operating plan also is based on existing market conditions for airline service to the routes it initially intends to service. The Company's routes could become uneconomical if the economies of its market area or other parts of the United States deteriorate. Accordingly, there is no firm basis, other than the management of the Company's judgment, on which to estimate the volume of passenger traffic or the amount of revenues the Company's planned operations will generate.

         REGULATION. The Company is an air carrier subject to the jurisdiction of and regulation by the United States Department of Transportation (the "DOT") and the United States Federal Aviation Administration (the "FAA") under the Federal Aviation Act. The DOT is primarily responsible for regulating economic aspects of air transportation including, but not limited to, air carrier certification and fitness, insurance, leasing arrangements, allocation of route rights, authorization of proposed scheduled and charter operations, tariffs, consumer protection, unfair methods of competition, unjust discrimination, and deceptive practices. The DOT is authorized to prescribe forms of account, to require reports from air carriers, to review and approve/disapprove contracts between carriers for cooperative purposes, and to inspect a carrier's books, records, and property. The DOT also has authority to investigate and institute proceedings for the enforcement of the Federal Aviation Act and its economic regulations, and may in certain circumstances assess civil penalties, revoke a carrier's operating authority and/or seek criminal sanctions.

         In authorizing air carrier services, the DOT must determine whether a carrier is fit, willing, and able to engage in the air transportation services it has proposed and to comply with the requirements of the Federal Aviation Act and related regulations, and that the air transportation services proposed are consistent with public convenience and necessity. In determining an air carrier's fitness, the DOT primarily examines managerial competence, operating and financial plans and compliance disposition. Certificates issued by the DOT confer no proprietary rights on the certificate holder. The DOT may impose conditions or restrictions on the certificates it issues; the DOT may also modify, amend, or revoke such certificates. Certificates may be revoked for various reasons including the willful failure to comply with the certificate's terms, statutory provisions, or the orders, rules or regulations of the DOT.

         The Company is also subject to the jurisdiction of and regulation by the FAA primarily with respect to aircraft maintenance and operations generally, including flight operations, equipment maintenance, aircraft noise, ground facilities and equipment, flight dispatch, communications, training and licensing of flight crews, maintenance and flight dispatch personnel, flight time, aircraft registration and inspection and other matters relating to air safety. The FAA requires each air carrier to obtain and maintain an operating certificate and certificates of airworthiness for all of its aircraft. The FAA has the authority to suspend temporarily or revoke permanently the operating authority and certificates of the Company or its licensed personnel for failure to comply with FAA regulations and to assess civil penalties for such failures. The Company's flight personnel, flight and emergency procedures, aircraft and maintenance facilities will be subject to periodic inspections and tests by the FAA. The Company believes that the FAA often applies strict scrutiny to the operations of small, newer airlines to ensure proper compliance with FAA regulations making them susceptible to regulatory demands that can negatively impact their operations.

         The DOT and FAA also have authority under the Aviation Safety and Noise Abatement Act of 1979, as amended, under the Airport Noise and Capacity Act of 1990 and, along with the Environmental Protection Agency, under the Clean Air Act, as amended, to monitor and regulate aircraft engine noise and exhaust emissions. All air carriers are also subject to certain provisions of the Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission ("FCC"). To the extent that the Company is subject to FCC requirements, it will need to comply with those requirements.

         The Company is also subject to the state and local laws and regulations at locations where it operates and the regulations of various local authorities operating the airports it serves. For example, local governments and authorities in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement, curfews, and use of airport facilities. The Company's operations will be, and may become, subject to additional regulatory requirements. From time to time, legislation is proposed in Congress, state legislatures, and local governments, and regulations are proposed by the DOT, FAA, and other government agencies, which could materially impact the Company's operations and financial condition.

         Given the recent airline incidents and the current concern for airline safety, the Company and other new entrant airlines will likely come under increased scrutiny from various governmental agencies, including without limitation, the DOT and the FAA. It appears that companies that outsource maintenance operations may receive particularly heightened attention. Additionally, as a result of such events, it has been suggested that the FAA will be substantially restructured. It is impossible for the Company to predict the impact of such increased scrutiny or restructuring on its ability to maintain or procure all required licenses from governmental agencies or upon its future operations.

         COMPETITION. The Company faces significant and varying competition from a large number of airlines. The Company's competitors include many airlines which are larger and have greater financial resources than the Company. The Company also faces competition from other carriers pursuing low-cost/low-fare strategies similar to that of the Company. Carriers compete for travel customers in a variety of ways, including wholesaling discounted seats to tour operators, promoting to travel agents prepackaged tours for sale to retail customers, and selling discounted excursion airfare products to the public. As a result, the Company generally must compete for customers against the lowest revenue-generating seats of other airlines. Other airlines may meet or price their fares below the Company's fares or introduce new non-stop service between cities served by the Company and prevent the Company from attaining load factors necessary to maintain profitable operations. The Company's ability to compete successfully on the basis of price depends on its ability to operate at costs equal to or lower than its competitors or potential competitors. In addition, competitors with greater financial resources than the Company may have the financial capacity to price their fares below the Company's fares or increase their service on routes served by the Company, which could adversely affect the Company's profitability. In this regard, competitors are more likely to react to competition on long-haul routes such as the ones the Company services and intends to service as such routes tend to be the most profitable. Apart from the need for certain government licenses and the need for and the availability of financing, there are few barriers to entry into the airline business in the United States. Since 1990, the DOT has received in excess of 45 new applications for approval to operate a scheduled airline and in excess of 38 new applications for approval to operate as a charter or cargo carrier. A number of small airlines with low-cost/low-fare strategies have commenced operations in recent years. The Company may face competition from existing and new start-up airlines in selected markets from time to time.

         RISKS ASSOCIATED WITH GROWTH. The Company intends to expand its operations as it adds aircraft to its fleet and enters new markets. The Company's growth may also take the form of acquisitions or mergers with other airline operators. The resulting growth in the Company's operations may strain the Company's management and operational resources. The Company's future success will depend in large part upon its ability to expand and manage its organization as its operations expand. The Company's failure to manage growth effectively could have a materially adverse effect on the Company's results of operations and financial condition and on its ability to execute its expansion plans.

         LIMITED NUMBER OF AIRCRAFT AND ROUTES. The Company commenced its operations by leasing five A-300-B4 aircraft and may lease additional A-300-B4 aircraft, if market or other conditions justify leasing additional aircraft. Because of its small fleet size and limited number of routes, the Company is at a competitive disadvantage compared to other airlines who can spread their operating costs across more equipment and routes and retain connecting traffic (and revenue) within their much more extensive route networks. The Company has a limited capability to place spare aircraft into service if necessary. The Company has entered into agreements with contractors to perform scheduled and unscheduled maintenance on its aircraft at locations within its route system. The contractors work under the supervision of an onsight maintenance supervisor of the Company and are FAA certified mechanics who are qualified to perform scheduled and unscheduled maintenance and repairs. If the maintenance were to require special parts not stocked by the Company, an additional delay could be incurred while necessary parts were delivered to the site. Since reliable service is important to the Company's business, any interruption of service as a result of maintenance requirements or equipment problems could materially and adversely affect the Company's service and reputation.

         TRADEMARK MATTERS. The Company believes that one of its principal assets are the various "Pan Am" trade names, trademarks and other intellectual property rights (collectively, the "Pan Am Intellectual Property") acquired by PAWA in December 1993 indirectly from Former PAWA. There can be no assurance that the Company will have the financial and other resources necessary to enforce the Pan Am Intellectual Property from infringement by others. In addition, while PAWA has recorded all registered trademarks included in the Pan Am Intellectual Property with the United States Patent and Trademark Office, PAWA has until recently been unable to effect certain foreign registrations because of the failure of Eclipse Holdings, Inc. ("Eclipse") to execute and deliver certain assignments. Eclipse had initially submitted the winning bid in bankruptcy court to purchase the Pan Am Intellectual Property, but was unable to secure financing for its bid and subsequently assigned its rights to purchase the Pan Am Intellectual Property to PAWA. PAWA has an action against Eclipse seeking to compel Eclipse to execute and deliver the required assignment documentation. Pursuant to such action, Eclipse was compelled to execute such assignment documentation. Eclipse has appealed such order. Additionally, Eclipse has filed an action against PAWA challenging PAWA's ownership to the Pan Am Intellectual Property. The Company's management believe that this action will be resolved in PAWA's favor and that the likelihood of an unfavorable outcome for PAWA in this matter is remote. However, in the unlikely event that PAWA does not prevail in that action, the loss of PAWA's rights to the Pan Am Intellectual Property would have a material adverse effect on the Company. In addition, although the Company and PAWA are not successors to Former PAWA, certain foreign creditors of Former PAWA might seek within their foreign jurisdictions to recover debts of Former PAWA from the Company or PAWA and their property (including the Pan Am Intellectual Property) might be subject to attachment or seizure on a "successor liability" theory if they were to commence operations in certain foreign countries. The Company's management does not have any plans to commence operations in any foreign countries where this may be a problem and does not believe that any such claims are meritorious.

         DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the active participation of its principal executive officers. The Company has entered into an employment agreement with Mr. Martin Shugrue, its President and Chief Executive Officer, and intends to obtain a key person life insurance policy on Mr. Shugrue. However, the loss of services of Mr. Shugrue or any other of the Company's principal executive officers could materially and adversely affect the business of the Company and its future prospects. In addition, the Company's ability to successfully commence operations will be dependent upon its ability to attract and retain additional qualified management personnel. Competition for qualified management personnel in the airline industry is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.

         AIRPORT AND GATE ACCESS. The Company plans to establish a limited number of routes to provide non-stop service from JFK to Los Angeles, San Francisco, Miami and future plans for Chicago and San Juan. Presently, operations at a number of airports, including JFK and Chicago-O'Hare, are regulated by governmental authorities through "slot" allocations. Each slot represents governmental authorization to take off or land at the particular airport during a specified time period. Slots may be purchased or leased from their current owners and lessees. There can be no assurance that the Company will be able to obtain such slots at acceptable prices or for suitable times. Moreover, any other condition such as operating curfews, that would deny or limit the Company's access to the airports that the Company intends to utilize or that diminishes the desire or ability of potential customers to travel between any of those cities may have a materially adverse effect on the Company's business. In addition, the Company will be required to acquire gate access at each airport. Gates may be limited in some airports, which would adversely affect the Company's operations.

         AVAILABILITY OF AIRCRAFT. Although management believes there is currently an adequate supply of A-300-B4 aircraft available for lease at favorable prices and terms, the Company cannot predict how long these conditions will continue, and additional aircraft may not be available on satisfactory terms or at the time needed for additional growth. Such potential unavailability of additional aircraft for lease at favorable prices and terms could adversely impact the Company's ability to expand its operations.

         EMPLOYEE RELATIONS. The Company's operating plan is based in part on the premise that it will operate initially with lower personnel costs than many established airlines principally due to significantly lower base salaries of personnel. There can be no assurance that the Company will be able to attract and retain qualified personnel at these lower base salaries or, if realized, that any such advantages would exist for any extended period of time. The Company's employees initially will not be represented by a labor union. If unionization of the Company's employees occurs, the Company's costs could materially increase.

         RELIANCE ON OTHERS. The Company has entered and will continue to enter into agreements with contractors, which may include other airlines, to provide certain facilities and services required for its operations, including among others, ground facilities, aircraft maintenance, ticketing, baggage handling and other ground services. Not all outsourcing agreements have been entered into, and there is no assurance that the Company will be able to contract for all of the facilities and services it may require. Even if entered into, these agreements may be subject to termination. The efficiency, timeliness and quality of contract services is beyond the Company's direct control. If the cost to the Company of contract services increases substantially, the Company's operating results would be adversely affected.

         ACQUISITIONS AND OTHER CORPORATE TRANSACTIONS. The Company intends to expand its operations through internal growth as well as the acquisition of or merger with other airline operators, and may engage in discussions with certain companies with respect to various acquisitions which could result in material changes in the Company's financial condition and operating results. As consideration for any future acquisition, the Company may pay cash, incur indebtedness or issue debt or equity securities. The Company does not intend to seek shareholder approval for any such acquisitions unless required by law or the rules of the securities exchange upon which the Common Stock is traded.

         VOLATILITY OF STOCK PRICE. Prior to the Merger, there had been no public market for the equity securities of PAWA and there can be no assurances that an active trading market for the Common Stock will develop or be sustained subsequent to the Merger. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that either have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock.

         NO DIVIDENDS. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to reinvest any funds that might otherwise be available for the payment of dividends in further development of its business.

         CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION. The Company's Amended and Restated Articles of Incorporation provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law; and (ii) the Company shall not be governed by Sections 607.0901 and 607.0902 of the Florida Business Corporation Act (the "FBCA") and other laws relating thereto (the "Anti-Takeover Sections").

         As a result of the Company's election not to be governed by the Anti-Takeover Sections, the Company will not be subject to the provisions of Florida law which require that certain transactions between a Florida corporation and an "interested shareholder" or any affiliate of the "interested shareholder" be approved by two-thirds of such corporation's outstanding shares. An "interested shareholder" as defined in Section 607.0901 of the FBCA is any person who is the beneficial owner of more than 10% of the outstanding shares of a corporation who is entitled to vote generally in the election of directors. In addition, because of the Company's election not to be governed by the Anti-Takeover Sections, the Company is not subject to the provisions of Florida law which provide that a person who acquires shares in an issuing public corporation in excess of certain specified thresholds will generally not have any voting rights with respect to such shares unless the voting rights are approved by a majority of the shares entitled to vote, excluding interested shares.

         AUTHORIZATION OF PREFERRED STOCK. The Company's Amended and Restated Articles of Incorporation also provide for an authorized class of Preferred Stock consisting of 100,000,000 shares, par value $.0001 per share (the "Preferred Stock"), with rights, preferences and designations of such shares to be determined by the Company's Board of Directors (the

"Board"). Accordingly, the Board is empowered, without shareholder approval, to issue the Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging and delaying or preventing a change of control of the Company. Although the Company has no present intention to issue any shares of Preferred Stock, there can be no assurances that the Company will not do so in the future.

         ADOPTION OF RESTRICTIONS ON FOREIGN OWNERSHIP OF THE COMMON STOCK. The Company is subject to the provisions of the Federal Aviation Act which currently prohibit non-United States citizens from owning more than 25% of the voting interest of any company which owns a United States air carrier. The Company's Amended and Restated Articles of Incorporation provide for certain restrictions on the voting powers of the Common Stock owned or controlled by non-United States citizens consistent with the requirements of the Federal Aviation
Act. Accordingly, the ability of shareholders to sell or transfer their shares of Common Stock to non- United States citizens could be adversely affected. In addition, the assumption of control of the Company by non-United States citizens may be rendered more difficult, even if it is favorable to the interests of the shareholders of the Company. Accordingly, these restrictions could have an adverse effect upon the value of the Common Stock.

RISKS RELATING TO THE AIRLINE INDUSTRY GENERALLY

         EFFECT OF GENERAL ECONOMIC CONDITIONS. The airline industry is significantly affected by general economic conditions. Because a substantial portion of business and personal airline travel is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. During the last recession, most airlines reduced fares in an effort to increase traffic. Economic and competitive conditions since deregulation of the airline industry in 1978 have contributed to a number of bankruptcies and liquidations among airlines. A worsening of current economic conditions, or an extended period of recession nationally or regionally, could have a material adverse effect on the Company's operations.

         SEASONALITY OF BUSINESS. The airline business is significantly affected by seasonal factors. As a result, the Company may experience reduced demand during the spring and fall seasons, which are typically slower periods for the airline industry. The Company's business would also be adversely affected by unusual weather conditions that interrupt flight service.

         LOW MARGIN AND FIXED COST BUSINESS. The airline industry is characterized by low gross profit margins, with fixed costs that are high in relation to revenues. Accordingly, a significant shortfall from expected revenue levels could have a material adverse effect on the Company's profitability.

         FUEL. Fuel is a major component of operating expense for all airlines. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. The Company estimates its fuel costs at between 20% and 25% of total expenses, although these estimates are dependent upon global energy prices. Aviation fuel costs are quite volatile and reached over 30% of industry-wide costs in the early 1980's. The Company has no agreement with any fuel suppliers assuring the availability and price stability of fuel. In addition, a 4.3 cents-per-gallon increase in the federal tax on aircraft fuel became effective as of October 1, 1995 and remains in effect today. As a result of the foregoing, the future cost and availability of fuel to the Company cannot be predicted, and substantial price increases or the unavailability of adequate fuel supplies could have a material adverse effect on the Company's operations and profitability. In addition, larger airlines may have a competitive advantage because they pay lower prices for higher quantities of fuel. The Company intends generally to follow industry trends by raising fares in response to significant fuel price increases. However, the Company's ability to pass on increased fuel costs through fare increases may be limited by economic and competitive conditions.

                                 USE OF PROCEEDS

         In the event that the Warrants are exercised in full, the Company will receive proceeds ranging from approximately $1,777,000 to $2,025,000, before deducting related expenses. The Company will use the proceeds received upon exercise of the Warrants for general working capital purposes. After exercise of the Warrants, the Shares will be offered solely by the Selling Shareholders and none of the proceeds of the sale thereof will be received by the Company.

                  SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

         An aggregate of up to 250,000 shares of Common Stock issuable upon exercise of the Warrants may be offered and sold pursuant to this Prospectus by the Selling Shareholders. The Company has agreed to pay all expenses in connection with the registration of the Shares under the Securities Act (other than brokerage commissions and fees and expenses of counsel for the Selling Shareholders). The Shares have been included in the Registration Statement of which this Prospectus forms a part.

         The following table sets forth certain information with respect to the Selling Shareholders:

                                 BENEFICIAL OWNERSHIP
                                    OF THE COMPANY                NUMBER OF                      OWNERSHIP
                                    PRIOR TO SALE (3)            SHARES BEING                AFTER SALE (4)
BENEFICIAL OWNER            NUMBER OF SHARES      PERCENT           OFFERED          NUMBER OF SHARES    PERCENT
----------------            ----------------      -------           -------          ----------------    -------
Robert T. Kirk(1)                   139,000           1%            139,000                   0             0
Michael Morrisett(1)                  2,500           *               2,500                   0             0
Lawrence R. Turel(1)                  2,500           *               2,500                   0             0
Dan O'Halloran(1)                     2,500           *               2,500                   0             0
Kent Grimm(1)                         2,500           *               2,500                   0             0
Euro-Atlantic Securities, Inc.(1)     1,500           *               1,500                   0             0
Brian Herman(1)                       2,000           *               1,500                 500             *
Louis N. Nizza(1)                     1,000           *               1,000                   0             0
Wendy Tand Gusrae(1)                 17,000           *              17,000                   0             0
Community Investment
    Services, Inc.(2)                20,000           *              20,000                   0             0
Larry J. Ames(2)                      2,000           *               2,000                   0             0
Christopher Sweeney(2)                5,000           *               5,000                   0             0
Hershel F. Smith, Jr.(2)             93,000           *              43,000              50,000             *
Robert Escobio(2)                    12,000           *               5,000               7,000             *
Russell A. Post(2)                   10,000           *               5,000               5,000             *

-----------------------
*   Less than one percent (1%)

(1) The Shares herein are issuable upon the exercise of Warrants received in connection with services rendered by Barron Chase Securities, Inc. ("Barron"), the underwriter for the initial public offering of the Company, at an exercise price of $8.10 per share.
(2) The Shares herein are issuable upon the exercise of warrants held in the name of Community Investment Services, Inc. ("CISI"), issued in connection with services rendered by CISI in connection with a private offering of equity securities of PAWA in April 1996, for the account of CISI and those affiliates of CISI at an exercise price of (i) $5.00 per share during the period ending 5/22/97 and (ii) $8.10 per share during the three-years thereafter.
(3)      Assumes that all Warrants have been exercised.
(4) Assumes that all of the Shares are sold by the Selling Shareholders and no additional shares of Common Stock are acquired.

         The Selling Shareholders may sell the Shares in transactions on the AMEX, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect the transactions by selling the Shares to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent or to whom they may sell as principals or both. The Selling Shareholders and any agents, dealers or underwriters that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of Shares as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         To the extent required, the number of Shares to be sold, the purchase price and public offering price, the name or names of an agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering will be set forth in a supplement to this Prospectus to be filed with the SEC pursuant to Rule 424 under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered in this Prospectus will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130-1557.

                                     EXPERTS

         The financial statements of Frost Hanna Mergers Group, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the years then ended and the period from inception (October 4, 1993) to December 31, 1995, incorporated by reference herein and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of PAWA and Affiliate as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 and for the period from inception to December 31, 1995 and the consolidated balance sheet of PAWA and Subsidiaries as of March 8, 1996 incorporated in this prospectus by reference from Pan Am Corporation's (f/k/a Frost Hanna Mergers Group, Inc.) Current Report on Form 8-K dated October 8, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (such reports express an unqualified opinion and include an explanatory paragraph referring to PAWA as a development stage company), and have been so incorporated in reliace upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by Pan Am Corporation (the "Registrant") in connection with the offering:

SEC Registration Fee....................................$   743.18
Legal and Accounting Fees and Related Expenses...........25,000.00
Miscellaneous Expenses.................................   4,256.82
                                                         ---------

         TOTAL FEES AND EXPENSES........................$30,000.00
                                                        ==========

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent permitted in such statute. With respect to the indemnification of the Registrant's directors and officers, the Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law in existence now or hereafter. In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of its directors and officers which may cover liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

         The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

EXHIBITS                    DESCRIPTION
--------                    -----------
2.1          Acquisition Agreement, dated March 13, 1996, among Registrant, PA Acquisition
             Corporation and Pan American World Airways, Inc. (incorporated by reference to
             Exhibit 2.1 to the Registrant's Registration Statement on Form S-4, filed on June
             19, 1996 (Registration No. 333-4350)).

                                      II-1


3.2          Amended and Restated Articles of Incorporation of Registrant.

3.3          Bylaws of Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's
             Registration Statement on Form S-4, filed on June 19, 1996 (Registration No. 333-
             4350)).

5.1          Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
             regarding the legality of the securities being registered.

23.1         Consent of Arthur Andersen LLP.

23.2         Consent of Deloitte & Touche LLP.

23.3         Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in
             Exhibit 5.1).

24.1         Power of Attorney (included with signature pages to this Registration Statement).

ITEM 17.  UNDERTAKINGS

(1)    The Registrant hereby undertakes:

       (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                   Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

             PROVIDED, HOWEVER, that paragraphs (1)(a)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

       (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to

       Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant, has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 31st day of October, 1996.

                        PAN AM CORPORATION



                        By: /S/ MARTIN R. SHUGRUE, JR.
                            ---------------------------------------------------
                            Martin R. Shugrue, Jr., Chief Executive Officer
                                        and President

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin R. Shugrue, Jr. and John J. Ogilby, Jr. and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates stated.


SIGNATURE                                    TITLE                                      DATE
---------                                    -----                                      ----
/S/ CHARLES E. COBB, JR.                     Chairman of the Board                      October 31, 1996
------------------------------------
Charles E. Cobb, Jr.

/S/ PHILLIP FROST, M.D.                      Vice Chairman of the Board                 October 31, 1996
------------------------------------
Phillip Frost, M.D.

/S/ MARTIN R. SHUGRUE, JR.                   President, Chief Executive                 October 31, 1996
------------------------------------         Officer, Director
Martin R. Shugrue, Jr.

/S/ JOHN J. SICILIAN                         Director                                   October 31, 1996
------------------------------------
John J. Sicilian

/S/ RICHARD C. PFENNIGER, JR.                Director                                   October 31, 1996
--------------------------------
Richard C. Pfenniger, Jr.

/S/ RICHARD B. FROST                         Director                                   October 31, 1996
------------------------------------
Richard B. Frost

/S/ MARK J. HANNA                            Director                                   October 31, 1996
------------------------------------
Mark J. Hanna

                                      II-4